APPENDIX D

Business Description

Overview

The following discussion reflects the business of Fintech.TV, PBC. In this section, "Fintech.TV," "we," "us" and "our" generally refer to Fintech.TV, PBC.

Fintech.TV is a 24/7 global media platform delivering the latest news and information about emerging trends in finance, blockchain, technology, sustainability and impact investing. Underreporting and a lack of coverage has created a void that Fintech.TV is positioned to fill with global change-makers, decision-makers, regulators, entrepreneurs, and institutional investors.

Headquartered on the NYSE Floor, our neighbors are few: CNBC, Cheddar, TD Ameritrade and The Street. Currently, we broadcast from our studios at the New York Stock Exchange ("NYSE"), the Nasdaq Stock Market ("Nasdaq") and the Abu Dhabi Global Market ("ADGM"), with plans for continued global expansion.

Mission Statement

Content revenue is driven by continued investment in a team, brand integrity, a strong understanding of one's audience, and, ultimately, an appreciation for trusted, brand-safe digital content.

Business Model

Our global advertising platform is designed to effectively target blockchain, SDG, SPAC, sustainability, technology and impact professionals with our global OTT, web and social media platforms. We expect to identify additional advertising agencies to partner with globally.

In addition, we have launched a paid product integration unit that will leverage the production value of FINTECH.TV and offer companies unique video opportunities and create substantial revenue for the Corporation.

Market Opportunity

As information is increasingly consumed on digital platforms, digital advertising spending continues to grow, surpassing $626 billion in 2023 and expected to exceed $1 trillion globally in 2024.[1] The financial services industry is generally in the top five industries in terms of total

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[1] https://www.statista.com/statistics/237974/online-advertising-spending-worldwide/

advertising spend.2 With approximately 30% of our available studio production time focused on capital markets and financial services industry companies, we seek to capitalize on this trend.

Our Audience

On a monthly basis, we project that Fintech.TV will reach over 1 million viewers/users by the end of 2023 primarily driven by the global expansion and launch of the 24/7 programming on OTT platforms. Our weekly newsletter has over 60,000 subscribers.   On YouTube, our videos have been viewed by over 10 million people and we plan on hiring a social media team to grow our existing presence on all social media channels. The scope of our geographical coverage currently includes the United States, the United Kingdom, the Middle East and North Africa ("MENA"), and Asia-Pacific ("APAC"). In addition, as we roll out our 24/7 channel in Q4 of 2023, we expect to have a potential to reach 400 million viewers on a global basis.

Programming

We currently broadcast several programs and are planning live programming in Q4. programs, each as described in further detail below. Each of these programs are made available directly to viewers through our OTT partners. Our offerings include content that is not otherwise made available through large, traditional media outlets.

The Daily Download

Launching in Q4, The Daily Download will be broadcast live from the NYSE from 9am-1pm Monday-Friday, focusing on breaking news and headlines in the blockchain, digital assets and sustainability sectors and general financial market news.

Digital Asset Report

Digital Asset Report is our cryptocurrency and blockchain-focused program, focusing on the complex global ecosystem of blockchain, digital assets and related legislation and regulation.

TheIMPACT & The Great Repricing

The IMPACT and The Great Repricing are programs focused on providing updates on ESG, sustainable finance, and impact and responsible investing featuring leaders and experts in sustainable investing, climate change, and social impact, aiming meet the United Nations' SDGs.

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[2] https://www.statista.com/statistics/237974/online-advertising-spending-worldwide/

SSE TV

Through our partnership with the United Nations Sustainable Stock Exchanges Initiative, we seek to amplify the dialogue on sustainable finance, peer-to-peer learning and the sharing of best practices. This series features chief executive officers and chief sustainability officers of various exchanges, providing an in-depth view of the process made in the past decade to support the sustainable development goals and to encourage the increase of the ESG footprint globally.

ETF Rundown

Sponsored by the NYSE, we profile NYSE ETF-listed companies and the overall ETF market.

Dangerous Women: Leading Onward

Presented by Pat Mitchell, a 35-time Emmy award-winning news producer, journalist and former president of CNN and PBS, this global interview series provides in-depth coverage of women who have made an impact ranging from technology, media, science, climate, sustainability, and impact investing.

Faces of Race

We seek to turn an introspective lens on race equity in corporate America on this program hosted by Roy Wood Jr. This series aims to uncover how racism has impacted access to corporate jobs for the African American community and to glean insights from leaders across various industries, from technology to venture capital to the media industry.

Price of Climate

In Price of Climate, Ibrahim Al Husseini, Founder and CEO of FullCycle, a venture capital fund focused on the acceleration of deployment of climate critical technologies, and Alexandria Villasenor, a 16-year old climate activist, sit down with notable activists, policymakers, and entrepreneurs to discuss the complexities, opportunities and costs that come with the climate crisis, providing an eye-opening look at why urgent action is needed now.

Square One

Square One is our weekly program where Romeen Sheth speaks with founders, investors and executives at the cutting edge of business on topics including building tech products, scaling of teams, as well as his personal journey as an operator, investor and creator.

Our Studios

We have 3 studios located in New York and Abu Dhabi. Our studios are located in premier locations and utilize state of the art technology, without interruption.

New York Stock Exchange

Built in 2023, the custom-broadcast studio can accommodate anchors and guests with 24/7 access which will allow us to build out our global platform.

Nasdaq

Available for contracted daily use, FINTECH.TV produces daily from the Times Square studio.

Abu Dhabi Global Market

We have become one of the few media companies to have a presence in the ADGM Complex with our new studio in Abu Dhabi. This broadcast studio will be the headquarters for our Middle East coverage and will provide coverage on our 24/7 channel and additional reports in our NYSE broadcasting block during certain hours of the day.

Center for Sustainable Innovation

The center for sustainable innovation ("CSI") is a public benefit corporation joint venture between us and Iota Communications Inc. ("IotaComm"). CSI serves as a catalyst to positively impact communities by revitalizing local economies, spreading technology gains, and finding impactful solutions to challenges facing communities. The focus of CSI is to address how new, disruptive technology innovation such as blockchain, artificial intelligence ("AI"), digital assets, and the metaverse can enable new business models and change key industries, including manufacturing, logistics, utilities, health care, hospitality and transportation, ultimately leading to significant and measurable economic and societal benefits. We will have a studio at IotaComm's headquarters in Allentown, Pennsylvania and we expect this to become a model for communities across the country by highlighting examples of sustainability as well as the positive progress businesses and cities are making.

Additional Studios

We plan to continue expanding our geographical footprint with the construction of additional studios. We have recently begun construction of our new studio at the Jacob K. Javits Convention Center of New York. This 24/7 production facility will be our main performance location for our weekly shows as well as for liveshots when we are not broadcasting from the NYSE or elsewhere. This broadcast center will be uniquely showcased to all Javits Center attendees, numbering over 2 million on an annual basis[3].

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[3] https://www.business.nyctourism.com/meeting-planners/articles/javits-center-guide